Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following communication was made available to certain of AMR Corporation’s employers on February 14, 2013.

To American Managers 3+

Subject: American Airlines and US Airways to Combine to Create the World’s Largest Premier Global Carrier

Summary

Today marks an historic day for American Airlines and our people. American and US Airways have agreed to join together to create the new American Airlines – the world’s largest global carrier. Upon completion of the merger, we will operate as American Airlines, with an expanded global network, a strong financial foundation, a modern, efficient fleet and the industry’s best people.

You and your team will be receiving a lot of information today, and there will understandably be many questions. So that you’re prepared, here are some details on what this means for our people, what you can expect today, and where we go from here.

New Jetnet has been loaded with facts about the merger, letters from company leaders and videos on our new airline.

We have also updated the Managers Resource page to include talking points to help guide you in your discussions, and more information on leading through change.

The New American Airlines

•

For our people, today’s news means we will be part of a bigger, even stronger airline, with a broader network serving more customers. And we expect all of this will lead to more opportunities for our team.

•	In all, we will have more than 6,700 daily flights to 336 destinations in 56 countries around the world.

•

The new American will have even greater ability to invest in our business, and that means continuing to introduce new products and technologies that can deliver the most comfortable, connected travel experience available for our customers.

•

We will be in a better position to compete and win against Delta, United and other global carriers, which means long-term stability and career growth for our people. The merger creates a path to improved compensation and benefits and more opportunities for all our people.

•	The new American’s headquarters will stay in Dallas-Fort Worth, with the combined company also keeping a significant presence in Phoenix.

•

Until the merger closes, Tom will continue to serve as Chairman and CEO of American. Upon closing, Doug Parker, the current CEO of US Airways, will become the CEO of the combined company, and Tom will continue as Chairman of the Board through the first shareholders meeting of the new company.

•	We expect to keep all hubs now served by both airlines and expand service in non-hub cities, providing more travel options for our customers and more opportunity for our people.

•

It’s also business as usual for our American Eagle colleagues as we expect Eagle and both of US Airways’ wholly-owned regional carriers, Piedmont and PSA, to continue operating separately after the merger.

•	For more information on what this means for our people, our customers and the communities we serve, please visit the Merger space [LINK] on new Jetnet.

Today’s Events

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Our people will receive a number of communications today, including messages from Tom and other leaders at American, fact sheets, and documents to help you and your team understand today’s announcement.

•	You will all receive several communications throughout the day and there will be a number of ways for everyone to participate.

•	5:30 AM CT

•	A Special Jetwire from Tom to all of American’s people.

•	A video featuring Tom will be posted to new Jetnet.

•	An infographic with more information about the merger will be posted to new Jetnet.

•	An exciting new ad will be viewable on new Jetnet.

•	Individual leader letters will be distributed to our people and posted to new Jetnet.

•	10:00 AM CT

•	A joint press conference with Tom and Doug from DFW.

US Callers

Dial-In: (877) 331-3424

UK & Global Callers

Dial-In: +44 (0) 1452-585-999

France Dial-In: 0805-119-775

Germany Dial-In: 0800-589-1869

Asia Pacific Callers

Hong Kong Dial-In: +852-3017-5400

Singapore Dial-In: +65-6722-7877

Latin America Callers

Dial-In: (678) 825-8253

•	1:00 PM CT

•

An event with Tom and Doug for all our people at the DFW Hyatt Regency. Details on how to participate will be shared later this morning, including how to participate in person if you are in the DFW area. Other participation opportunities include:

•	Watch parties at DFW, JFK, LGA, LAX, MIA, ORD, TULE and HDQ1. Please look to your local leadership for specific details.

•

Streaming of the DFW event will be available by visiting the new Jetnet, either on your work set at an American location (wireless will not work) or personal computer if you’re outside American’s network. The following American locations support live streaming:

•	Headquarters Campus (HDQ1 & HDQ2)

•	BOS (Airport, Cargo)

•	BRCC

•	DCA Airport

•	DFW (Airport, Cargo, Hangar 2 M&E)

•	JFK (Airport, Cargo, Hangar M&E)

•	LGA (Airport, Cargo, Hangar M&E)

•	LAX (Airport, Cargo, M&E, Super Bay)

•	London Waterside Commons

•	MIA (Airport, Cargo, Hangar M&E)

•	Miami Coral Gables

•	ORD (Airport, Hangar M&E)

•	PHL Airport

•	SOC (System Operations Center)

•	Tulsa (APU, Hangar 6, M&E Admin, M&E Campus, M&E TEO, Triad Center II, Wheels and Brake)

•	Audio streaming of the DFW event will be available for all of our people using the following dial-ins:

US Callers

Dial-In: (877) 886-4827

UK Callers

Dial-In: +44 (0) 1452-580-399

France Dial-In: 0805-119-780

Germany Dial-In: 0800-589-1870

Asia Pacific Callers

Hong Kong Dial-In: 852-3017-5070

Singapore Dial-In: 656-722-7970

Latin America Callers

Dial-In: (404) 991-3967

What’s Happens Next?

•	We are in the very early stages of the merger process, so you won’t see any significant changes right away.

•

The merger must be approved by the Bankruptcy Court and government regulators, as well as by US Airways shareholders. Until that time, we will continue to operate as separate carriers. We expect that process of approvals to be completed in the third quarter. Now is the time to focus on the work ahead and put our best efforts into a smooth integration. That will mean adapting to change even as we continue to run a great operation and keep our customers safe and happy.

Resources

•	Visit the Merger section of new Jetnet [LINK] for more information about restructuring.

•	Visit the Managers Resource page on classic Jetnet [LINK] for talking points, fact sheets and one-pagers to help you lead through this process.

•	Our people can learn more about this process and what it means for them, our customers and the communities we serve at www.aa.com/arriving and www.newamericanarriving.com.

Subject Matter Expert: Missy Cousino, Communications, missy.cousino@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.